Securities and Exchange Commission
September 1, 2005
Page 1


                         MACKEY PRICE THOMPSON & OSTLER
                           A Professional Corporation
                         Attorneys and Counselors at Law

                                American Plaza II
                          57 West 200 South, Suite 350
                          Salt Lake City, UT 84101-3663
                             Telephone 801-575-5000
                                Fax 801-575-5006

Randall A. Mackey
rmackey@mpwlaw.com



                                September 1, 2005




VIA FACSIMILE    (202) 772-9218
--- ---------
AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W., Mail Stop 0408
Judiciary Plaza
Washington, D.C. 20549

Attn:    Julie Sherman
         Staff Accountant

         Re:      Security National Financial Corporation
                  Form 10-K for the year ended December 31, 2004
                  Filed April 15, 2005
                  File No. 0-9341

Ladies and Gentlemen:

     On behalf of Security National Financial Corporation (the "Company") and in connection with the above-captioned Form 10-K (the "Form 10-K"), we enclose responses to the comment letter dated August 11, 2005, which we received from the staff of the Securities and Exchange Commission. The following responses to the comments are tied to the numbered paragraphs in the comment letter.

     1(a). All loans originated by SecurityNational Mortgage Company, a wholly owned subsidiary of the Company, are funded by two affiliated insurance companies under the terms of certain loan funding and fee agreements. These agreements are between the mortgage company and the two insurance subsidiaries of the Company -- Security National Life Insurance Company, a wholly owned subsidiary of the Company, and Southern Security Life Insurance Company, a wholly owned subsidiary of Security National Life Insurance Company. Under the terms of these agreements, the insurance subsidiaries agree to fund mortgage loans for SecurityNational Mortgage Company and, upon completion of the documentation thereto, all rights and interest in the loans funded by the insurance subsidiaries are immediately assigned to unrelated final institutions, such as Countrywide Home Loan or CitiMortgage, Inc. SecurityNational Mortgage Company records mortgage fee income, commission expense and other associated expenses when the loans are funded by the insurance subsidiaries and transferred to the unrelated financial institutions. Fees on these loans are recorded as a receivable and then eliminated upon receipt of cash.

     The loans funded by the insurance subsidiaries are then transferred to unrelated financial institutions under line of credit agreements. Proceeds from the line of credit agreements are then paid directly to the insurance subsidiaries that initially funded the loans. All rights and title to the mortgage loans are then assigned to the unrelated financial institutions prior to their advancing funds under the line of credit agreements. Approximately 75% of all loans are funded on outside warehouse lines.

     1(b). Mortgage fee income consists of origination fees, processing fees and certain other income related to the sale of mortgages. For mortgages sold, mortgage fee income and related expenses are recognized at the time the loan meets the sales criteria for financial assets, which according to paragraph 9 of SFAS 140, are (i) the transferred assets have been isolated from the Company and its creditors, (ii) the transferee has the right to pledge or exchange the mortgage, and (iii) the Company does not maintain effective control over the transferred mortgage. Based on the mortgage loan funding and transfer process described in the preceding paragraphs, the Company believes the three tests are met and the mortgages are considered sold at loan funding and the transfer to the unrelated financial institutions is completed.

     1(c). Mortgage fee income consists of origination fees, processing fees and certain other income fees related to the sale of mortgages. Since all loans are determined to be sold in accordance with paragraph 9 of SFAS 140, mortgage fee income and expenses are recognized at that time and not deferred. The Company believes that it follows the guidance received in paragraph 27.c of SFAS 91.

     1(d). In 2004, the Company adopted a policy to increase its purchases of fixed securities held to maturity by $32,000,000 and also to increase its rate of lending on commercial and construction loan portfolios by $35,000,000. The decrease in mortgage loans sold to investors is approximately $67,000,000, which reflects this change in investment strategy. All these strategies pertain to the insurance subsidiaries and the changes are reflected on their books and not on the books of SecurityNational Mortgage Company.

     2. The Company does not retain any servicing on the loans that are sold. All loans are transferred or sold to investors as "servicing released."

     3. As described in the notes to financial statements in the Company's Form 10-K for the year ended December 31, 2004, SecurityNational Mortgage Company maintains a reserve for future loan losses. This reserve was established to offset any actual losses on loans sold to investors due to misrepresentations, early payment defaults or other similar demands. The estimates used are accrued on a monthly basis based upon historical information and the Company's best estimate of future recourse based on current and prior loan funding transactions. The amount currently held in reserve is listed on the balance sheet of the financial statements under other liabilities and accrued expenses.

     4. The gains from sale of loans was included in mortgage fee income in the income statement of the financial statements, and was $14,786,000 and $7,051,000 for the fiscal years ended December 31, 2003 and 2004, respectively.

     5. Although the Company is a registered seller and servicer with both Fannie Mae and Freddie Mac, it did not, as of December 31, 2004, have agreements or commitments to sell loans to these or any other investors or unrelated financial institutions. As the criteria listed in paragraph 9 of SFAS 140 is met, all loans are determined to be sold and not held for sale. As a result, there are no forward contracts. Thus, the Company believes it applies the guidance in paragraph 3 of SFAS 149.

     Finally, this will confirm that the Company acknowledges the following: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person of the federal securities laws of the United States.

     The Company has prepared these responses in an effort to address the comments from the staff. Any additional comments or questions should be directed to Randall A. Mackey, Esq, at (801) 575-5000, counsel for the Company.

                                   Very truly yours,

                                   /s/ Randall A. Mackey

                                   Randall A. Mackey
Enclosures
cc:      Scott M. Quist
         G. Robert Quist
         Stephen M. Sill
         Virgil R. Pugsley
         Douglas D. Hawkes